                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                  FORM 6-K


                      REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF
                     THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of November, 1997


                               OZEMAIL LIMITED
                               ACN 066 387 157


 OZEMAIL CENTRE, 39 HERBERT STREET, ST. LEONARDS NSW 2065, SYDNEY, AUSTRALIA
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                  (Address of Principal Executive Offices)

   (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


   Form 20-F   X *    Form 40-F _____
              ----



   (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

  Yes _____    No   X
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*As a foreign private issuer, OzEmail Limited ("OzEmail") is eligible to file annual reports under cover of Form 20-F or Form 10-K. For fiscal year 1997, OzEmail filed an annual report on Form 10-K with the Securities and Exchange Commission.
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                               OZEMAIL LIMITED
                                  FORM 6-K

                                 NOVEMBER 1997


1.  ACQUISITION OF ASSETS

  On November 24, 1997, OzEmail Limited ("OzEmail") purchased the internet business of Solution 6 Holdings Limited ("Solution 6"). Pursuant to the transaction, OzEmail purchased from Solution 6 all of the shares in Access One Pty Limited ("Access One") and all assets necessary to conduct such internet business. Mr. Chris Tyler, Chief Executive of Solution 6, joined the board of OzEmail upon completion of the acquisition.

  Attached as Exhibit 99.1 is a copy of the November 25, 1997 press release announcing the completion of the transaction which is incorporated herein.
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                                 SIGNATURES


  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         OZEMAIL LIMITED



Date: April 2, 1998                      By /s/ Steven Ezzes
                                            -----------------------------
                                            Steven Ezzes

                                            Director, Authorized
                                            U.S.Representative